

OFFERING MEMORANDUM

facilitated by



James Holdings LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	James Holdings LLC
State of Organization	MD
Date of Formation	03/31/2019
Entity Type	Limited Liability Company
Street Address	634 Wicklow Rd, Baltimore MD, 21229
Website Address	https://mymamasvegan.com/

(B) Directors and Officers of the Company

Key Person	Debonette wyatt
Position with the Company Title First Year	Owner & Founder 2019
Other business experience (last three years)	My Mamas Vegan Owner/ Operator 4/2019 to present Macys 10/16- 8/2018 Macys Executive

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Debonette wyatt	100%

(D) The Company's Business and Business Plan

The Opportunity: Outdoor seating and urban oasis

The second opportunity surrounds the lot attached to the back of our building. After seeing the impact our monthly market and outdoor seating, I decided that I need to act upon my vision for creating an outdoor seating oasis with an urban garden, with hopes of opening in the Spring of 2022.

- The urban garden will be for the community and they will have access to free vegetables.
- Access to free classes on how to prepare spring/ summer fun eats from vegetables as a way of introducing healthy alternatives to the community.
- The outdoor seating oasis will be for everyone whether they come from around the corner, other parts of MD, or out of state, anyone can come and visit and enjoy
- The community is welcome to sit and enjoy each other's company, music , arts , events and culture.

Our Accomplishments

We have accomplished a lot during our short tenure. Despite opening just prior to the pandemic we were able to pull of some amazing things and support our community.

- Fed frontline essential/first responders during the early stages of the pandemic
- Fed local students and families in need at no costs during pandemic and will still feed anyone in need
- Hired youth for summer employment, developing work ethic and personal accountability
- Paid our staff livable wages and are happy to announce that we added Paid Time Off to our employees for 2022
- Hosted a monthly market at our restaurant for other small vegan businesses to use our platform to showcase their products to our customer base and the community
- Acquired outdoor seating for the front of our establishment allowing our guests to sit and enjoy our food while taking in the vibe and the energy of our space and community
- Awarded the Baltimore Readers Choice Best Vegan Restaurant in Baltimore City

Our Story

Hello, my name is Debonette and I am the owner and operator of My Mamas Vegan carryout located at 2915 Greenmount Ave in Baltimore City. We love the community which we serve which is why we decided we needed to DO MORE and BE MORE in BMORE!

- We are 100 % black and women owned
- I started this business out of my kitchen in 2018
- In 2019 we moved into a shared kitchen location with me being the only employee and, 8 months later, secured our own location
- This past November marked 1 year anniversary at our current location having grown from just myself to 7 amazing employees

The Opportunity: Renovate & Expand Kitchen

We have two areas which we would like to scale and grow our business. The first part is having our kitchen remodeled and purchasing the equipment that will allow us to scale and grow.

- Allows us to have an array of products available for purchase for our customers to be able to enjoy at home
- Will be able to produce and sell our own line of bottled condiments and sauces
- Expand our grab and go selection and provide a small market place for pickup and delivery
- There are only two markets in the city that serve vegan groceries and only Whole Foods offers same day delivery. We will fill that void and increase the number of options available for our community to enjoy at home.

The Team

Debonette Wyatt, Owner

Meet me Debonette a mother, wife and 100% owner of My Mamas Vegan located in Baltimore, Maryland.

In 2018 when I walked into my previous employer and turned in my resignation. Who knew that after a year of opening my own location that we would be named The Best Vegan Restaurant In the City Of Baltimore by the cities largest news paper The Baltimore Sun.

The career I once loved was no longer my purpose. When I first started I was a young single mother with two children so, my goals were so different. I wanted to be the best and I wanted to win. My ability to create winning teams , create sales strategies and most importantly caring about people was always my recipe for success.

I moved from Philadelphia to Silver Spring, MD in 2005 by way of a promotion from Ulta Salon & Cosmetics as a general manager to open the first retail location in the state of Maryland. Understand this when I started in the cosmetic industry I worked behind the counter Part time making $8.50 an hour. I was promoted to full time making $11.00 an hour. I soon was promoted to move to Philadelphia making $13.50 an hour with 2 children. In 6 years I worked and learned as much as I could and received a relocation package to Silver Spring, Maryland.

So, why leave an industry where I had over 25 years of experience in retail, customer service , creating winning sales strategies and executive leadership? Not to mention my children were now grown. At this stage in my life I was married and the youngest daughter was 4. All I kept hearing in my head was Freedom. I was having these conversations with myself like how long are you going to keep making people millions of dollars and you have to ask for days off or a vacation? How long?

Walking into that office in August of 2018 gave me my joy back and allows me to do what I love to do and that is being for the people.

My Mamas Vegan has given me the ability to be about something bigger than myself. It has given me the opportunity to be about healing the community. Providing healthier options and creating awareness about the benefits of living a healthier lifestyle. Our monthly outdoor market allows other small local businesses the use of our platform as well as brings awareness to various vegan brands, We provide samples , cooking demos take place. live music , food good vibes. We also host food and toy drives for those who live directly in our community. Our Xmas drive was so amazing to see the kids walk down the street home with toys was the best feeling in the world.

I believe we have an obligation to the community which we serve.

I thank you for taking the time to get to know me.

Professional Career

Macys - Cosmetic Exectutive

Ulta Salon & Cosmetics - General Manager

Loft- Operations Manager

Reviews

"Just tried MMV for the first time and I'm in love! The fried chicken sandwich was phenomenal. Best I've ever had, and onion rings were perfection. I will be regularly visiting this gem from now on."- Lisa Landsman

"Fantastic! Carry out highly recommend!" - Nancy Poznak

"Best vegan soul food I've ever had. I've loved everything I've ever ordered, but I have to give a special shout out to the Hawaiian Girl chickun sandwich because I can't seem to stop craving it. Everyone working here has been so nice too. Highly recommend!"- Sammy Kaak

"This is some of the best vegan comfort food I've ever had!!!! Been a few times and literally never disappointed! Get your butts over there and support a truly delicious restaurant !!" - Josephine Olivia Herbst

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$15,000
Offering Deadline	March 18, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$40,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Outdoor Seating/Urban Community Garden	$0	$30,000
Kitchen Renovation	$14,100	$7,600
Mainvest Compensation	$900	$2,400
TOTAL	$15,000	$40,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 4.0%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.3%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$15,000	1.5%
$21,250	2.1%
$27,500	2.8%
$33,750	3.4%
$40,000	4.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Debonette wyatt	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

My Mamas Vegan has been operating since March, 2020 as a ghost kitchen and has since achieved the following milestones:

- Opened own physical location in Baltimore, Maryland December 2020.

- Achieved revenue of $261,213 in 2020, which then grew to $320,842 in 2021.

- Delivery app revenue in 2020 $40,000 2021 delivery revenue is $100,00 (includes doordash, uber eats and grub hub).

Historical financial performance is not necessarily predictive of future performance.

Subsequent events to historical financials

Since the latest available financial statements of My Mamas Vegan, we have had the following material changes and trends:

- Increase in costs relating to supplies.

- Purchased equipment for kitchen.

- Took out a loan for [4500] to purchase reach in fridge, beverage fridge and under counter fridge..

Other challenges

My Mamas Vegan has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Staff (raised pay)

- cost of supplies

- carry out (added small tables and chairs when weather permits,)

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$560,000	$616,000	$659,120	$692,076	$712,838
Cost of Goods Sold	$300,000	$330,000	$353,100	$370,755	$381,877
Gross Profit	$260,000	$286,000	$306,020	$321,321	$330,961
EXPENSES					
Rent	$24,000	$24,600	$25,215	$25,845	$26,491
Utilities	$1,700	$1,742	$1,785	$1,829	$1,874
Salaries	$90,000	$99,000	$105,930	$111,226	$114,562
Insurance	$900	$922	$945	$968	$992
Equipment Lease	$6,000	$6,150	$6,303	$6,460	$6,621
Repairs & Maintenance	$3,000	$3,075	$3,151	$3,229	$3,309
Legal & Professional Fees	$480	$492	$504	$516	$528
Operating Profit	$133,920	$150,019	$162,187	$171,248	$176,584

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$301,213.00	$0
Cost of Goods Sold	$232,972.83	$0
Taxes Paid	$0	$0
Net Income	$73,855.08	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V